Pricing Supplement (To the Prospectus dated July 23, 2013, the Prospectus Supplement dated July 23, 2013, and the Product Prospectus Supplement dated July 26, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-189888 September 19, 2014
Royal Bank of Canada	$745,000 Return Enhanced Notes due October 7, 2015 Linked to the Common Stock of YUM! Brands, Inc. Senior Global Medium-Term Notes, Series F
General
•
The Notes are designed for investors who seek a return of two times the appreciation of the price of the common stock of YUM! Brands, Inc. (the “Reference Asset”), up to a maximum return on the Notes at maturity.  Investors should be willing to forgo interest and dividend payments and, if the price of the Reference Asset declines, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing on October 7, 2015.(a)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes priced on September 19, 2014 (the “pricing date”) and will be issued on September 24, 2014 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	The common stock of YUM! Brands, Inc. (Bloomberg symbol: “YUM”)
Leverage Factor:	2
Maximum Return:	23.00%
Payment at Maturity:
If the Percentage Change is greater than or equal to 0%, you will receive a cash payment that provides you with a return per $1,000 in principal amount of the Notes equal to the Percentage Change multiplied by the Leverage Factor, subject to the maximum return on the Notes.  For example, if the Percentage Change is 11.50% or more, you will receive the maximum return on the Notes of 23.00%, or a payment of $1,230 for every $1,000 in principal amount of the Notes.  Accordingly, if the Percentage Change is zero or positive, your payment per $1,000 in principal amount of the Notes will be calculated as follows, subject to the maximum return:
$1,000 + [$1,000 x (Percentage Change x Leverage Factor)]
If the Percentage Change is less than 0%, you will lose 1% of the principal amount of your Notes for every 1% that the Final Level declines from the Initial Level.  Accordingly, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + ($1,000 x Percentage Change)
If the Final Level declines from the Initial Level, you will lose 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Royal Bank of Canada to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

Percentage Change:	The performance of the Reference Asset from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	$72.98, which was the closing price of the Reference Asset on the pricing date.
Final Level:	The arithmetic average of the closing price of the Reference Asset on each of the valuation dates.
Valuation Dates:	September 28, 2015, September 29, 2015, September 30, 2015, October 1, 2015 and October 2, 2015(a)
Maturity Date:	October 7, 2015(a)
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
CUSIP/ISIN:	78010U2H9/US78010U2H95
Estimated Value:
The estimated initial value of the Notes as of the pricing date is $982.77 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page PS-4 of the product prospectus supplement, beginning on page S-1 of the prospectus supplement and on page 1 of the prospectus, and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public	Underwriting Commission1	Proceeds to Royal Bank of Canada
Per Note	$1,000	$10	$990
Total	$745,000	$7,450	$737,550
1	J.P. Morgan Securities LLC will act as placement agent for the Notes. The placement agent will receive a fee from us or one of our affiliates of $10 per $1,000 in principal amount of the Notes.

RBC Capital Markets, LLC	J.P. Morgan Securities LLC
Placement Agent

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 26, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and in the product prospectus supplement dated July 26, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement ERN-ES-1 dated July 26, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004117/e725135424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return,” as used in this pricing supplement, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000.  The hypothetical total returns and examples set forth below are based on the Initial Level of $72.98, the maximum return on the Notes of 23.00%, and the hypothetical Final Levels as set forth below.  The actual Final Level will be determined based on the arithmetic average of the closing price of the Reference Asset on each of the valuation dates.

The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes
$109.47	50.00%	$1,230.00	23.00%
$102.17	40.00%	$1,230.00	23.00%
$94.87	30.00%	$1,230.00	23.00%
$87.58	20.00%	$1,230.00	23.00%
$81.37	11.50%	$1,230.00	23.00%
$80.28	10.00%	$1,200.00	20.00%
$76.63	5.00%	$1,100.00	10.00%
$74.80	2.50%	$1,050.00	5.00%
$72.98	0.00%	$1,000.00	0.00%
$69.33	-5.00%	$950.00	-5.00%
$65.68	-10.00%	$900.00	-10.00%
$58.38	-20.00%	$800.00	-20.00%
$51.09	-30.00%	$700.00	-30.00%
$43.79	-40.00%	$600.00	-40.00%
$36.49	-50.00%	$500.00	-50.00%
$29.19	-60.00%	$400.00	-60.00%
$21.89	-70.00%	$300.00	-70.00%
$14.60	-80.00%	$200.00	-80.00%
$7.30	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Reference Asset increases from the Initial Level of $72.98 to a Final Level of $87.58, resulting in a Percentage Change of 20.00%.

Because the Percentage Change of 20.00% multiplied by the Leverage Factor exceeds the maximum return of 23.00%, the investor receives a payment at maturity of $1,230.00 per $1,000 in principal amount of the Notes, which is the maximum payment on the Notes.

Example 2: The price of the Reference Asset increases from the Initial Level of $72.98 to a Final Level of $74.80, resulting in a Percentage Change of 2.50%.

Because the Percentage Change is greater than 0% and when multiplied by the Leverage Factor does not exceed the maximum return of 23.00%, the investor receives a payment at maturity of $1,050.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + [$1,000 x (2.50% x 2)] = $1,050.00

Example 3: The price of the Reference Asset decreases from the Initial Level of $72.98 to a Final Level of $51.09, resulting in a Percentage Change of -30.00%.

Because the Percentage Change is less than 0%, the investor will receive a payment at maturity of $700.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x -30%) = $700.00

Selected Purchase Considerations

•	Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive Percentage Change by the Leverage Factor, up to the maximum return of 23.00%.

•
No Protection Against Loss—Payment at maturity of the principal amount of the Notes is not protected against a decline in the Final Level, as compared to the Initial Level.  If the Final Level is less than the Initial Level, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of the risks with respect to the credit of Royal Bank of Canada, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

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Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the price of the Reference Asset.  You will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

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The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

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Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in increases in the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the maximum payment amount.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to increases in the Reference Asset.

•
Credit of Issuer – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the price of the Reference Asset increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

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There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

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Owning the Notes Is Not the Same as Owning Shares of the Reference Asset — The return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of shares of the Reference Asset would have. Further, you will not participate in any appreciation of the price of Reference Asset above 11.50%.

•
There Is No Affiliation Between Us and the Issuer of the Reference Asset, and We Are Not Responsible for any Disclosure by that Company — We are not affiliated with the issuer of the Reference Asset.  However, we and our affiliates may currently, or from time to time in the future engage in business with the issuer of the Reference Asset.  Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Reference Asset that the issuer of the Reference Asset prepares.  You, as an investor in the Notes, should make your own investigation into the Reference Asset and the issuer of the Reference Asset.  The issuer of the Reference Asset is not involved in this offering and has no obligation of any sort with respect to your Notes.  The issuer of the Reference Asset has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

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Single Stock Risk — The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Asset.

•
Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	the dividend rate on the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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The Estimated Initial Value of the Notes Is Less than the Price to the Public – The estimated initial value set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the estimated initial value.  This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

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The Estimated Initial Value of the Notes Is an Estimate Only, Calculated as of the Pricing Date -- The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the estimated initial value of your Notes.

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Market Disruption Events and Adjustments –The payment at maturity, the valuation dates and the Reference Asset are subject to adjustment as described in the product prospectus supplement and this pricing supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event on a valuation date, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

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Antidilution Adjustments — For certain corporate events affecting the Reference Asset, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Asset. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this pricing supplement or the product prospectus supplement as necessary to achieve an equitable result.

Information Regarding the Issuer of the Reference Asset

The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Asset is derived from publicly available information. We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

According to publicly available information, YUM! Brands, Inc. owns and franchises quick-service restaurants worldwide. The company develops, operates, franchises and licenses a worldwide system of restaurants which prepare, package and sell a menu of food items.

Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in the table is for the period from January 1, 2009 through September 19, 2014.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Asset in ($)	Low Intra-Day Price of the Reference Asset in ($)	Period-End Closing Price of the Reference Asset in ($)
1/1/2009	3/31/2009	33.43	23.37	27.48
4/1/2009	6/30/2009	36.74	27.10	33.34
7/1/2009	9/30/2009	36.96	32.50	33.76
10/1/2009	12/31/2009	36.17	32.69	34.97

1/1/2010	3/31/2010	38.85	32.49	38.33
4/1/2010	6/30/2010	44.00	37.57	39.04
7/1/2010	9/30/2010	46.91	38.26	46.06
10/1/2010	12/31/2010	52.47	46.09	49.05

1/1/2011	3/31/2011	53.19	46.27	51.38
4/1/2011	6/30/2011	56.97	49.25	55.24
7/1/2011	9/30/2011	57.75	47.54	49.39
10/1/2011	12/31/2011	59.79	47.17	59.01

1/1/2012	3/31/2012	71.78	58.40	71.18
4/1/2012	6/30/2012	74.43	61.57	64.42
7/1/2012	9/30/2012	69.09	61.05	66.34
10/1/2012	12/31/2012	70.33	63.07	66.40

1/1/2013	3/31/2013	72.21	59.77	71.94
4/1/2013	6/30/2013	73.81	63.16	69.34
7/1/2013	9/30/2013	75.12	68.78	71.39
10/1/2013	12/31/2013	78.67	64.08	75.61

1/1/2014	3/31/2014	77.93	65.84	75.39
4/1/2014	6/30/2014	82.09	74.09	81.20
7/1/2014	9/19/2014	83.45	68.10	72.98
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The following graph sets forth the historical performance of the Reference Asset based on the daily closing prices from January 1, 2002 through September 19, 2014.  The closing price of the Reference Asset on September 19, 2014 was $72.98.

We obtained the information regarding the historical performance of the Reference Asset in the chart above from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Asset on any valuation date.  We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your investment.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC will act as placement agent for the Notes and will receive a fee from us or one of our affiliates of $10 per $1,000 in principal amount of the Notes. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

Delivery of the Notes will be made against payment for the Notes on September 24, 2014, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the price shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes.  This is because the estimated value of the Notes reflects the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.

The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the estimated initial value of the Notes at the time the terms of the Notes were set.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the estimated initial value for the Notes being less than their public offering price.  See “Selected Risk Considerations—The Estimated Initial Value of the Notes Is Less than the Price to the Public” above.

U.S. Federal Tax Consequences

By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated July 26, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes and is further supplemented by the following summary.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under proposed U.S. Treasury Department regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends, with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, including the Notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Terms Incorporated in the Master Note

All of the terms appearing in the section “Key Terms” (except the item captioned “Estimated Value”) and “U.S. Federal Tax Consequences” in this pricing supplement, the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, and the applicable terms included in the Series F MTN prospectus supplement, dated July 23, 2013 and the prospectus, dated July 23, 2013 are incorporated into the master global security that represents the Notes and is held by The Depository Trust Company.

Validity of the Notes

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.